FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. ... 0.5
(Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* Gulis, Jr., Stephen L. (Last) (First) (Middle)	4. Statement for Month/Day/Year February 14, 2002
9341 Courtland Drive, N.E. (Street)	5. If Amendment, Date of Original (Month/Day/Year)
Rockford, Michigan 49351 (City) (State) (Zip)
2. Issuer Name and Ticker or Trading Symbol Wolverine World Wide, Inc. ("WWW")	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Exec. VP, Chief Financial Officer & Treasurer
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person
Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.Ownership Form: Di- rect (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	2/14/02		A	V	9,500	A	N/A	see below	D
Common Stock	2/23/02		F	V	1,608	D	$15.575	see below	D
Common Stock	2/24/02		F	V	2,097	D	$15.935	see below	D
Common Stock	2/25/02		F	V	552	D	$15.935	see below	D
Common Stock	3/3/02		F	V	1,104	D	$15.90	see below	D
Common Stock	11/4/02		G	V	375	D	N/A	78,408	D

FORM 4 (continued)	Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A.Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date
Stock Option (Right to Buy)	$15.44	2/14/02		A	V	8,125		2/14/02	2/13/12
	$15.44	2/14/02		A	V	8,125		2/14/03	2/13/12
	$15.44	2/14/02		A	V	8,125		2/14/04	2/13/12
	$15.44	2/14/02		A	V	8,125		2/14/05	2/13/12

Stock Option (Right to Buy)	$15.575	2/23/02		A	V	1,186		2/23/02	2/22/09
Stock Option (Right to Buy)	$15.935	2/24/02		A	V	977		2/24/02	2/23/07
Stock Option (Right to Buy)	$15.935	2/24/02		A	V	569		2/24/02	2/23/10
Stock Option (Right to Buy)	$15.935	2/25/02		A	V	407		2/25/02	2/24/08
Stock Option (Right to Buy)	$15.90	3/3/02		A	V	814		3/3/02	3/2/09

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount or Number of Shares
Common	8,125	N/A	8,125	D
Common	8,125	N/A	8,125	D
Common	8,125	N/A	8,125	D
Common	8,125	N/A	8,125	D

Common	1,186	N/A	1,186	D
Common	977	N/A	977	D
Common	569	N/A	569	D
Common	407	N/A	407	D
Common	814	N/A	814	D

Explanation of Responses:

By:	/s/ Stephen L. Gulis, Jr.	February 10, 2003
	**Signature of Reporting Person	Date
Stephen L. Gulis, Jr.
By Jeffrey A. Ott
Attorney-in-Fact

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
* **	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Intentional misstatements or omissions of facts constitute Federal Criminal Violations
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure

LIMITED POWER OF ATTORNEY

          The undersigned, a director and/or officer of Wolverine World Wide, Inc., a Delaware corporation ("Wolverine"), does hereby appoint BLAKE W. KRUEGER, STEPHEN L. GULIS, JR., JAMES D. ZWIERS, JEFFREY A. OTT, and JEFFREY S. BATTERSHALL, or any one or more of them, with full power of substitution, his or her attorneys and agents to do any and all acts and things and to execute and file any and all documents and instruments that such attorneys and agents, or any of them, consider necessary or advisable to enable the undersigned (in his or her individual capacity or in a fiduciary or other capacity) to comply with the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any requirements of the Securities and Exchange Commission in respect thereof, in connection with his or her intended sale of any security related to Wolverine pursuant to Rule 144 issued under the Securities Act and the preparation, execution and filing of any report or statement of beneficial ownership or changes in beneficial ownership of securities of Wolverine that the undersigned (in his or her individual capacity or in a fiduciary or other capacity) may be required to file pursuant to Section 16(a) of the Exchange Act including, without limitation, full power and authority to sign the undersigned's name, in his or her individual capacity or in a fiduciary or other capacity, to any report or statement on Form 3, 4, 5 or 144, or to any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto, hereby ratifying and confirming all that such attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

          The undersigned agrees that the attorneys-in-fact act as legal counsel to and/or officers of Wolverine in connection with the securities matters addressed herein, and do not represent the undersigned in his or her personal capacity in connection with such matters. The undersigned agrees that the attorneys-in-fact may rely entirely on information furnished orally or in writing by the undersigned or his or her authorized representative(s) to such attorneys-in-fact. The undersigned also agrees to indemnify and hold harmless Wolverine and the attorneys-in-fact against any losses, claims, damages or liabilities (or actions in respect thereof) that arise out of or are based upon any untrue statement or omission of necessary fact in the information provided by the undersigned or his or her authorized representative(s) to the attorneys-in-fact for purposes of executing, acknowledging, delivering or filing any such forms, or any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto. The undersigned agrees to reimburse Wolverine and the attorneys-in-fact for any legal or other expenses reasonably incurred in connection with investigating or defending against any such loss, claim, damage, liability or action.

          This authorization shall supersede all prior authorizations to act for the undersigned with respect to securities of Wolverine in these matters, which prior authorizations are hereby revoked, and shall survive the termination of the undersigned's status as a director and/or officer of Wolverine and remain in effect thereafter for so long as the undersigned (in his or her individual capacity or in a fiduciary or other capacity) is subject to Rule 144 with respect to securities of Wolverine or has any obligation under Section 16 of the Exchange Act with respect to securities of Wolverine.

Date: August 26, 2002	/s/ Stephen L. Gulis, Jr.
(Signature)

Stephen L. Gulis, Jr.
(Print Name)